Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar Corporation (“Finisar”) and Optium Corporation (“Optium”), the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this filing are based on information available to Finisar and Optium as of the date of this filing and current expectations, forecasts and assumptions of each company.  Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained;  difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).  No forward-looking statements in this filing or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a joint Investor Presentation dated May 16, 2008 of Finisar Corporation and Optium Corporation in connection with their previously-announced definitive merger agreement.

Creating the World’s Largest Supplier of Optical Solutions for the Communications Industry Investor Presentation May 16, 2008

2 © 2008 Investor Presentation May 16, 2008 Safe Harbor This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar and Optium, the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter. All forward-looking statements included in this presentation are based on information available to Finisar and Optium as of the date of this presentation and current expectations, forecasts and assumptions of each company. Forwardlooking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process. In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the SEC. No forward-looking statements in this presentation or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

3 © 2008 Investor Presentation May 16, 2008 Additional Information In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus. The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC. Each company will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801. Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination. Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar's annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above. Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above. Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospectus and the other documents filed by each company with the SEC relating to the proposed combination (when filed). Non-GAAP Measures Certain data included in this presentation includes non-GAAP financial measures. In certain cases, Finisar and Optium use different methods of calculating specific non-GAAP measures. Reconciliations of the non-GAAP financial measures of each company to the most directly comparable measures used by each company in this presentation under generally accepted accounting principles can be found on the Investor Relations section of Finisar’s website (www.finisar.com) under the category “Fundamentals” or the Investor Relations section of Optium’s website (www.optium.com) under the Quarterly Information section of the Welcome page, as applicable. The method of calculation in this presentation of: (i) combined non-GAAP EBITDA was to add non-GAAP EBITDA of each company, as calculated, and (ii) combined non-GAAP gross margin and combined non-GAAP EBITDA margin was to add non-GAAP gross profit or non-GAAP EBITDA, as applicable and as calculated, of each company and divide the result by the combined revenue of the companies.

4 © 2008 Investor Presentation May 16, 2008 Today’s Speakers Finisar Chairman and CEO, Jerry Rawls Optium Chairman and CEO, Eitan Gertel

5 © 2008 Investor Presentation May 16, 2008 Creating a Superpower for Optical Communications Combination creates: The world’s largest supplier of optical components, modules and subsystems to the communications industry with the broadest product portfolio in the industry Market leadership – from the core to the edge of the optical network, including datacom, telecom and cable TV Complementary product portfolio creates cross-selling opportunities Unparalleled R&D resources and manufacturing flexibility Financial synergies

6 © 2008 Investor Presentation May 16, 2008 Transaction Overview Stock-for-stock tax-free exchange 6.262 Finisar shares per Optium share 65% Finisar/ 35% Optium Company Name Transaction Structure Exchange Ratio Ownership Split Board of Directors Executive Chairman CEO Closing Conditions Target Closing Shareholder approval HSR Review Other customary conditions Calendar Q3 2008 6 Finisar / 3 Optium Jerry Rawls (Finisar Chairman and CEO) Eitan Gertel (Optium Chairman and CEO) Finisar

Optium Finisar

Strategic Rationale

- **Leading global provider of optical components, modules and subsystems**
  - Over $612 million[1] combined company revenues
  - 11.3% combined non-GAAP EBITDA margin[2]
  - Finisar is a market leader in enterprise network storage
  - Optium is a market leader in telecom and CATV
- **Broadest optical transmission product portfolio in industry**
  - Addressing all communications markets: enterprise networking\storage; telecom; CATV
  - Highly complementary product portfolios with minimal overlap
- **High growth and diverse end market opportunities**
  - $2.2 billion addressable market expected to grow to $3.2 billion in 2011
  - High growth markets: ROADMs, 10Gb/s LAN, 10/40Gb/s telecom
- **Best in class manufacturing**
  - Low cost/high volume capabilities
  - Mass customization expertise
- **Enhanced innovation capabilities**
  - Large R&D investment base
  - Industry leading time to market
- **Combination expected to produce meaningful synergies**
  - Expected to be accretive to non-GAAP earnings on a run rate basis one year from closing
  - Approximately $10 - $15 million in expected pre-tax cost synergies
  - Potential revenue synergies

(1) Last reported fiscal quarter, annualized
(2) Last reported fiscal quarter, no synergies included

© 2008 Investor Presentation May 16, 2008 7

8 © 2008 Investor Presentation May 16, 2008 Snapshot of Two Industry Leaders Last Reported Fiscal Quarter: Revenue, annualized Gross margin (non-GAAP) Operating margin (non-GAAP) EBITDA margin (non-GAAP) Employees Top market segments Last Quarter revenue mix R&D centers Volume manufacturing capabilities Finisar Optium $451 million 38.2% 7.5% 14.9% 13.4% 4,500 4/8/10G Networking/Storage 10/40G Telecom (client side) Network Tools & Monitoring 69% Enterprise Networking/Storage 22% Telecom 9% Network Tools Sunnyvale, CA; Wilmington, MA; South Plainfield, NJ; Allen, TX; Fremont, CA; Singapore; Shanghai, PRC Ipoh, Malaysia; Allen, TX; Fremont, CA; Shanghai, PRC $161 million 27.2% 2.9% 5.4% 440 10/40G Telecom (line side) WSS ROADM Analog & CATV 79% 82% Telecom 21% 18% Analog and CATV Horsham, PA; Sydney, Australia; Nes Ziona, Israel Horsham, PA; Sydney, Australia reported fiscal quarter: (GAAP) ((quarter revenue mix 13.4%

9 © 2008 Investor Presentation May 16, 2008 Finisar Today Market leading supplier of fiber optic transceivers, transponders and components Leading supplier of 1-8Gb/s pluggable optics for networking and storage Emerging supplier of 10-40Gb/s for networking and telecom Market focus: high-speed data communications Local area networks (LANs) Storage area networks (SANs) Metropolitan area networks (MANs) High-speed serial protocols Diverse and highly efficient vertical integration Industry leading gross margins Short wavelength VCSEL lasers; longer wavelength Fabry Perot and DFB lasers Internal IC design capability Internal off-shore manufacturing 0 50 100 150 200 250 300 350 400 450 500 FY03 FY04 FY05 FY06 FY07 26 % CAGR ($, in millions) Revenues (fiscal year end April 30) 10G telecom client side 40G telecom client side 10G networking

10 © 2008 Investor Presentation May 16, 2008 10G telecom CATV ROADM 40G telecom line side Optium Today Fast growing, leading supplier of high performance optical modules and subsystems Market focus: Addressing highest growth segments of the telecom market Ramping next generation products in 10Gb/s and 40Gb/s, ROADMs and Cable TV Efficient and scalable business model Outsourced component fabrication; in-house manufacturing with market leading cycle and lead times One of the fastest tracks to profitability in industry peer group 0 20 40 60 80 100 120 140 FY 03 FY 04 FY 05 FY 06 FY 07 73 % CAGR ($, in millions) Revenues (fiscal year ends Saturday closest to July 31)

11 © 2008 Investor Presentation May 16, 2008 Data Center Innovation Virtualization drives SAN growth and optical port count Cloud computing; SAAS applications Bandwidth Demand Continues to Drive Industry Growth The Digital Home Proliferation of HD, video and gaming Global IPTV and IP Video HDTV 5x - 10x bandwidth demand over standard video Video over wireless networks Video and data services driving significant increase in mobile phone traffic

12 © 2008 Investor Presentation May 16, 2008 Combination Creates Global Leader in Optical Components and Subsystems $612 $544 $266 $239 $198 $163 $150 0 50 100 150 200 250 300 350 400 450 500 550 600 650 JDSU (2) Opnext Bookham Avanex Oplink Emcore (2) $, in millions Annualized Revenues (1) (1) Based on last reported quarter, annualized (2) Optical communications segment only

13 © 2008 Investor Presentation May 16, 2008 and the Most Profitable Company in the Industry (1) Optical communications segment information not available (2) Methodology for computing non-GAAP amounts not applied consistently between companies, including between Finisar and Optium Gross Profit Margin (non-GAAP(2), based on last reported quarter) 35.3% 32.9% 32.9% 23.9% 23.1% NA NA 0% 10% 20% 30% 40% OPXT AVNX OPLK BKHM EMKR (1) JDSU (1) EBITDA Margin (non-GAAP(2), based on last reported quarter) 11.3% 8.5% 8.5% 4.7% -1.8% NA NA -5% 0% 5% 10% 15% OPXT OPLK AVNX BKHM EMKR (1) JDSU (1)

14 © 2008 Investor Presentation May 16, 2008 0 500 1,000 1,500 2,000 2,500 3,000 3,500 $ Millions ROADMs $85 $271 CATV 340 437 10-40Gb/s Telecom 538 889 10Gb/s LAN/Metro 257 602 1-8Gb/s SAN 164 226 Parallel Optics 0 67 FTTx 0 168 All other LAN/Metro/Telecom 768 545 CY07 CY11 An Expanding and High Growth Addressable Market Source: Lightcounting, OVUM, Optium, Finisar (excludes emerging ROADM “edge” market and component sales) Addressable market for both companies expected to grow to $3.2B by CY2011 High growth markets ROADMs 34% CAGR 10Gb/s LAN 24% CAGR 40Gb/s 66% CAGR Additional growth from Entry into FTTx and Parallel Optics market in CY09 1-8Gb/s SAN CATV $3.2B $2.2B Optium Finisar Finisar Markets Optium Markets Both

Optium Finisar

Proven Ability to Identify and Deliver New Technologies to Market

Finisar	Optium
◆ 10Gb/s Networking: Laserwire™ active optical cable for inexpensive high-speed datacenter connections ◆ 8Gb/s SAN: long wavelength SFP+ for longer distance disaster recovery applications ◆ 17Gb/s SAN: demonstration of next gen high speed VCSEL ◆ 10Gb/s telecom: Chirp managed lasers (CML™) for 200km tunable XFP transceivers and longer distance applications ◆ SAN test and monitoring: first 10Gb/s protocol analyzer for Fibre Channel over Ethernet	◆ ROADM: next generation WSS ROADM with unique LCoS switching core ◆ ROADM: market leading functionality, including 50GHz, mixed channel spacing ◆ 40Gb/s telecom: first to market with volume shipments of 40Gb/s DPSK 300pin modules ◆ 10Gb/s telecom: first to market with volume shipments of 10Gb/s small form factor 300pin tunable transponders ◆ CATV: next generation DWDM 1310 and 1550 return path node transmitters

Enabling Next Generation Optical Solutions

© 2008 Investor Presentation May 16, 2008 15

16 © 2008 Investor Presentation May 16, 2008 92 35 29 27 13 37 181 0 25 50 75 100 125 150 175 200 OPXT BKHM AVNX OPLK EMKR JDSU Unparalleled Ability to Innovate and Bring New Products to Market Combined Annualized R&D Investment Exceeds Most Other Companies R&D Expenditures ($, in millions, non-GAAP(1), based on last reported quarter, annualized) Optical Pure Play Diversified (Represents total R&D spent) Reported Optical to Total Revenues = ~67% Reported Optical to Total Revenues = ~36% (1) Methodology for computi ng non-GAAP amounts not applied consistently between companies, including between Finisar and Optium

Optium Finisar

Highly Complementary Product Portfolio


Finisar Products
Optium Products
Minimal Product Overlap
GPON/EPON optics
1Gb/s - 10Gb/s pluggable modules
10Gb/s 300pin tunable (MLSE)
CMLs
VCSELs/1310nm lasers
Passive optics
10Gb/s XFP
40Gb/s client side
RF over fiber
Cable TV transmission
10Gb/s 300pin fixed wavelength
10Gb/s 300pin tunable
40Gb/s line side
WSS ROADM & ROADM circuit packs

Minimal Overlap Drives Product Synergies

© 2008 Investor Presentation May 16, 2008 17

18 © 2008 Investor Presentation May 16, 2008 Deep Customer Relationships Across Every Major OEM Complementary Product Offering Creates Significant Cross Selling Opportunities

Combination Creates Unmatched Product Line

	SFP	SFP+	XFP	10G Line Side 300pin Tunable	40G Client Side 300pin	40G Line Side 300pin tunable	100Ghz ROADM	50Ghz ROADM	FTTx	CATV	Network Test
Finisar Optium	●	●	●	●	●	●	●	●	●	●	●
JDSU	●	●	●	●			●	●			●
OpNext	●	●	●	●	●						
Emcore	●	●		●					●	●	
Avanex			●	●			●		●		
OpLink	●		●				●				
Sumitomo/Excelight	●	●	●								
Bookham			●	●							
Avago	●	●	●								
CoAdna							●				
Mintera					●	●					

© 2008 Investor Presentation May 16, 2008 19

20 © 2008 Investor Presentation May 16, 2008 Best in Class Global Manufacturing Capabilities . . . . . . . . . HQ+Telecom+CATV Design/Manufacturing 300 pin design CML design VCSEL fab HQ+Design 1310nm fab Manufacturing Design Design / Manufacturing ROADM Design / Manufacturing 40G Design Optium Finisar Test and training services Opportunity to Share Best Practices Low-cost / high-volume capabilities Mass customization expertise Supply chain efficiencies

21 © 2008 Investor Presentation May 16, 2008 Cost Synergies To Drive Continued Industry-Leading Profitability Expected cost synergies: Global supply chain with larger purchasing volumes Manufacturing flexibility Operational overlaps Cost Synergies $10-15 million in expected pre-tax cost synergies Substantial majority expected to be realized on a run-rate basis one year from closing

22 © 2008 Investor Presentation May 16, 2008 Enhanced Financial Position Balance Sheet (1) Total Assets Cash(2) Short-term debt Long-term debt Last Quarter, Annualized(1) Revenue EBITDA (non-GAAP) $543 122 116 155 $451 60 $, in millions $178 52 0 0 $161 9 Optium (1) As of last r eported fiscal quarter (2) Includes cash, cash equivalents, and marketable securities Stronger Balance Sheet Post-Merger Financial Snapshot Finisar Supplemental Information: On March 17, 2008, Finisar announced that it had entered into an agreement to increase its available line of credit to $70.5 million.

23 © 2008 Investor Presentation May 16, 2008 Revenue Synergies Potential revenue synergies driven by: Extended market reach Minimal product overlap Unmatched breadth of product offering Cross-selling opportunities with broad range of customers Improved R&D capacity Best in class manufacturing and scale to meet customer needs

24 © 2008 Investor Presentation May 16, 2008 The world’s largest supplier of optical modules and subsystems Broadest product portfolio in the industry New growth opportunities in attractive end markets Unparalleled R&D resources Unmatched manufacturing scale and flexibility Financial synergies A Powerful Combination

Creating the World Creating the World’s Largest Supplier of Optical s Largest Supplier of Optical Solutions for the Communications Industry Solutions for the Communications Industry